Porter Wright Morris & Arthur llp
Attorneys & Counselors at Law

Michael A. Ellis	925 Euclid Avenue
(216) 443-2535	Suite 1700
mellis@porterwright.com	Cleveland, Ohio 44115-1483

Facsimile: 216-443-9011
Toll Free: 800-824-1980
December 14, 2007
Via EDGAR
Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20509

Re:	Cohesant Technologies, Inc.
Schedule 14A
File No. 1-13484
Ladies and Gentlemen:
     On behalf of Cohesant Technologies, Inc. (the “Company”), pursuant to Regulation S-T under the Securities Act of 1934, enclosed please find a Schedule 14A preliminary proxy statement relating to the proposed cash merger of the Company with a wholly-owned subsidiary of Graco, Inc. (File No. 1-09249).
     Immediately prior to the merger, the Company will declare and distribute a special dividend consisting of the stock of its subsidiary, CIPAR. One share of CIPAR common stock will be distributed for each share of the Company’s common stock outstanding on the distribution date (the “Distribution Date”). Consistent with Staff Legal Bulletin No. 4, dated September 16, 1997, the distribution of the CIPAR shares does not require registration under the Securities Act of 1933, as amended; however, the shares will be registered under the Securities Exchange Act of 1934, as amended. Accordingly, the enclosed preliminary proxy statement also constitutes an information statement relating to the special dividend of CIPAR shares. Moreover, a Form 10-SB Registration Statement, which will incorporate by reference a significant portion of the Company’s definitive proxy statement, will be filed with the SEC prior to the mailing date of the definitive proxy statement and prior to the Distribution Date.
     The attached preliminary proxy statement contains all of the information required by the Proxy Rules and Regulation M-A, as it relates to the merger, but does not yet include the audited financial statements and related management discussion and analysis for CIPAR, both of which are in the process of being prepared, and which are not required as part of the merger proxy
Cincinnati • Cleveland • Columbus • Dayton • Naples, FL • Washington DC
www.porterwright.com

Securities & Exchange Commission
December 14, 2007

statement but are necessary for the registration of the CIPAR shares. For informational purposes, CIPAR had, for the fiscal year ending November 30, 2006, revenue and income of approximately $11.6 million and $0.5 million, respectively. In fiscal 2007, revenue was approximately $11.3 million and CIPAR anticipates reporting a loss of less than $0.5 million. Both audited financial statements and the related MD&A will be included in the Company’s definitive proxy statement prior to its mailing to shareholders. The audited financial statements will be accompanied by the report of Ernst & Young, who have been the auditors of Cohesant for the past several years. The Company anticipates the audited financial statements will be ready by calendar year end. The Company is hopeful that it will be able to mail the definitive proxy statement on or before January 10, 2008 as the parties would like to be able to close the merger at the end of January 2008.
     We also note that for the last several years, Cohesant has reported CIPAR’s financial results consistent with the SEC segment reporting requirements. We further note that the SEC has recently completed, as referenced in its letter of November 9, 2007, its review of the Company’s Form 10-KSB for the fiscal year ended November 30, 2006, and that the SEC’s recommendations and comments focused, in part, on the reporting of CIPAR financial results. The Company has incorporated such SEC comments in its Form 10-QSB for the quarter ended August 31, 2007 and will incorporate such comments in the Form 10-SB.
     If you have any questions with respect to this filing, please call or e-mail:
Michael A. Ellis, Esq.
Porter Wright Morris & Arthur LLP
925 Euclid Avenue, Suite 1700
Cleveland, OH 44115
(216) 443-2535
mellis@porterwright.com
     Thank you.

Very truly yours,
/s/ Michael A. Ellis

Michael A. Ellis

MAE:kdw
Enclosure